UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Ashford, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

044104 10 7

(CUSIP Number)

David A. Brooks

14185 Dallas Parkway, Suite 1100

Dallas, Texas 75254

(972) 490-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 13, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 044104 10 7		13D

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Ashford Hospitality Trust, Inc.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 598,163

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 598,163

11	Aggregate Amount Beneficially Owned by Each Reporting Person 598,163

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 28.6%

14	Type of Reporting Person CO

CUSIP No. 044104 10 7		13D/A

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Ashford OP General Partner LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 598,163

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 598,163

11	Aggregate Amount Beneficially Owned by Each Reporting Person 598,163

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 28.6%

14	Type of Reporting Person OO

CUSIP No. 044104 10 7		13D/A

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Ashford Hospitality Limited Partnership

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 598,163

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 598,163

11	Aggregate Amount Beneficially Owned by Each Reporting Person 598,163

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 28.6%

14	Type of Reporting Person PN

CUSIP No. 044104 10 7		13D/A

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Ashford TRS VII Corporation

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 205,086

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 205,086

11	Aggregate Amount Beneficially Owned by Each Reporting Person 205,086

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 9.8%

14	Type of Reporting Person CO

CUSIP No. 044104 10 7		13D/A

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Ashford TRS Corporation

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 187,991

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 187,991

11	Aggregate Amount Beneficially Owned by Each Reporting Person 187,991

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 9.0%

14	Type of Reporting Person CO

CUSIP No. 044104 10 7	13D/A

Schedule 13D/A

Item 1                                    Security and Issuer

This Amendment No. 1 to Statement on Schedule 13D (“Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Ashford, Inc., a Maryland corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254.

The Reporting Persons (as defined below) beneficially own an aggregate of 598,163 shares of Common Stock (the “Shares”).  The Shares represent approximately 28.6% of the issued and outstanding shares of Common Stock of the Issuer based on 2,092,721 shares of Common Stock outstanding as of December 13, 2017.

The Reporting Persons have entered into a joint filing agreement, dated as of December 13, 2017, a copy of which is included in this Statement.

Item 2                                    Identity and Background

(a)-(c)  Name; Principal Address; Business Address.  This Statement is being jointly filed by:

(i)                                                 Ashford Hospitality Trust, Inc., a Maryland corporation operating as a real estate investment trust (“AHT”);

(ii)                                              Ashford Hospitality Limited Partnership, a Delaware limited partnership that serves as the operating subsidiary of AHT (“Ashford OP”);

(iii)                                           Ashford OP General Partner LLC, a Delaware limited liability company, a wholly-owned subsidiary of AHT (“Ashford GP”), which serves as the sole general partner of Ashford OP;

(iv)                                          Ashford TRS Corporation, a Delaware corporation and wholly-owned subsidiary of Ashford OP (“TRS”); and

(v)                                             Ashford TRS VII Corporation, a Delaware corporation and wholly-owned subsidiary of Ashford OP (“TRS VII,” and collectively with AHT, Ashford OP, Ashford GP and TRS, the “Reporting Persons”).

The principal and business address of the Reporting Persons, and the address of the Reporting Persons’ principal business, is 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254.

(d)                                 Criminal Proceedings.  During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding.

(e)                                  Civil Proceedings.  During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which the Reporting Person was or is subject to a judgment, decree or final order

CUSIP No. 044104 10 7	13D/A

enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Place of Formation or Organization.

Reporting Person	State of Formation or Organization
AHT	Maryland
Ashford GP	Delaware
Ashford OP	Delaware
TRS VII	Delaware
TRS	Delaware

Item 3                                    Source and Amount of Funds or Other Consideration

AHT initially acquired the Shares on or about November 12, 2014, by distribution from Ashford OP Limited Partner LLC, a wholly-owned subsidiary of AHT and a limited partner of Ashford OP (“Ashford LP”).

On or about December 13, 2017, AHT completed a capital contribution by AHT to Ashford OP, through Ashford LP, of the existing receivable from Ashford OP and the Shares, in exchange for the issuance by Ashford OP of additional common partnership units of Ashford OP. Ashford OP then exchanged 205,086 shares of the Common Stock to TRS VII and 187,991 shares of the Common Stock to TRS, for common stock and promissory notes issued by TRS VII and TRS to Ashford OP, and Ashford OP retained direct ownership of 205,086 shares of the Common Stock. The transactions described above are collectively referred to herein as the “Transactions.”

Item 4                                    Purpose of Transaction

AHT and the other Reporting Persons engaged in the Transactions to, among other things, simplify the corporate structure and maintain the status of AHT as a real estate investment trust for federal income tax purposes.

Ashford OP is the operating subsidiary of AHT and is controlled by its general partner, Ashford GP, which is wholly-owned by AHT.  As a result, AHT and Ashford GP share voting and dispositive control over the Shares held by Ashford OP directly and, through its wholly-owned subsidiaries TRS and TRS VII, indirectly.  By virtue of its ownership of TRS and TRS VII, Ashford OP, TRS and TRS VII, as applicable, share voting and dispositive control over the shares of Common Stock owned directly by TRS and TRS VII, respectively.

CUSIP No. 044104 10 7	13D/A

The Reporting Persons intend to hold the Shares for investment purposes; however, the Reporting Persons (and their advisors and representatives) continue to evaluate the ownership and voting position in the Issuer and may subsequently consider the following future courses of action:  (i) continuing to hold the Shares for investment; (ii) disposing of all or a portion of the Shares in open market sales or in privately-negotiated transactions; or (iii) acquiring additional shares of Common Stock in open market or in privately-negotiated transactions.  The Reporting Persons have not as yet determined which of the courses of action specified in this paragraph it may ultimately take with respect to the Shares or its ownership and voting position in the Issuer.  The Reporting Persons’ future actions with regard to this investment are dependent on their, and their advisors’ and governing persons,’ evaluation of a variety of circumstances affecting the Issuer in the future, including the market price of the Common Stock, the Issuer’s business and the business operations of the Reporting Person.

Other than as set forth above or below, the Reporting Persons do not have any current plans or proposals that would result in any of the following:

(a)                                 the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, subject to the Reporting Persons’ continued evaluation of its holding of the Shares;

(b)                                 an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)                                  a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)                                 any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of Directors or to fill any existing vacancies on the Board of Directors;

(e)                                  any material change in the present capitalization or dividend policy of the Issuer;

(f)                                   any other material change in the Issuer’s business or corporate structure;

(g)                                  changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)                                 causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

(i)                                     causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)                                    any action similar to any of those enumerated above.

CUSIP No. 044104 10 7	13D/A

Item 5                                                            Interest in Securities of the Issuer

(a)                                 Aggregate Number and Percentage of Securities.  As of the date of this Statement, the Reporting Persons beneficially own an aggregate of 598,163 shares of Common Stock, approximately 28.6% of the Issuer’s outstanding Common Stock, based on information provided by the Issuer.

(b)                                 Power to Vote and Dispose.  AHT has ultimate voting and dispositive power over the Shares identified in response to Item 5(a) above. Ashford OP is the operating subsidiary of AHT and is controlled by its general partner, Ashford GP, which is wholly-owned by AHT.  As a result, AHT and Ashford GP share voting and dispositive control over the Shares held by Ashford OP directly and, through its wholly-owned subsidiaries TRS and TRS VII, indirectly.  By virtue of its ownership of TRS and TRS VII, Ashford OP exercises voting and dispositive control over the Shares owned directly by TRS and TRS VII.  Each of AHT, Ashford GP and Ashford OP are deemed to share voting and dispositive power over all of the Shares.  TRS and TRS VII share, with AHT, Ashford GP and Ashford OP, respectively, voting and dispositive power over the shares of Common Stock owned by such respective entity.

(c)                                  Transactions within the Past 60 Days.  During the past sixty (60) days, the Reporting Persons engaged in the Transactions as described above.  No other shares of Common Stock were acquired or disposed of by the Reporting Persons during the past 60 days except as described above as part of the Transactions.

(d)                                 Certain Rights of Other Persons. Not applicable.

(e)                                  Date Ceased to be a 5% Owner.  Not applicable.

Item 6                                                            Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

None.

Item 7                                                            Material to be filed as Exhibits

(a)                                 Joint Filing Agreement, dated as of December 13, 2017, among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date:  December 18, 2017

ASHFORD HOSPITALITY TRUST, INC.

By:	/s/ David A. Brooks
Name:	David A. Brooks
Title:	Chief Operating Officer and General Counsel

ASHFORD HOSPITALITY LIMITED PARTNERSHIP

By:	Ashford OP General Partner LLC,
its general partner

By:	/s/ David A. Brooks
Name:	David A. Brooks
Title:	Vice President

ASHFORD OP GENERAL PARTNER LLC

By:	/s/ David A. Brooks
Name:	David A. Brooks
Title:	Vice President

ASHFORD TRS CORPORATION

By:	/s/ Deric Eubanks
Name:	Deric Eubanks
Title:	President and Secretary

ASHFORD TRS VII CORPORATION

By:	/s/ Deric Eubanks
Name:	Deric Eubanks
Title:	President and Secretary

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them Amendment No. 1 to Schedule 13D (including amendments thereto) with regard to the common stock of Ashford, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing.

In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of December 13, 2017.

ASHFORD HOSPITALITY TRUST, INC.

By:	/s/ David A. Brooks
Name:	David A. Brooks
Title:	Chief Operating Officer and General Counsel

ASHFORD HOSPITALITY LIMITED PARTNERSHIP

By:	Ashford OP General Partner LLC,
its general partner

By:	/s/ David A. Brooks
Name:	David A. Brooks
Title:	Vice President

ASHFORD OP GENERAL PARTNER LLC

By:	/s/ David A. Brooks
Name:	David A. Brooks
Title:	Vice President

ASHFORD TRS CORPORATION

By:	/s/ Deric Eubanks
Name:	Deric Eubanks
Title:	President and Secretary

ASHFORD TRS VII CORPORATION

By:	/s/ Deric Eubanks
Name:	Deric Eubanks
Title:	President and Secretary